Exhibit VIII

Notice to delist EIB’s $3,000,000,000 4.875% Notes due January 17, 2017 from the New York Stock Exchange

The EIB intends to delist its $3,000,000,000 4.875% Notes due January 17, 2017 (the “Notes”) from the New York Stock Exchange (the “NYSE”) and to terminate their registration under section 12(b) of the U.S. Securities Exchange Act of 1934.

In determining to delist the Notes, the EIB has taken into account the low trading volume of the Notes on the NYSE and its internally generated costs and management time of complying with the listing and registration requirements in the United States. The EIB will continue to maintain the listing of the Notes on the Bourse de Luxembourg, which is the regulated market of the Luxembourg Stock Exchange. The EIB has not arranged for the listing or registration of the Notes on another U.S. national securities exchange or for their quotation in a quotation medium in the United States.